# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VNET Group, Inc., CIK 0001508475
CUSIP: G91458102
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 09/21/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001541680
Persons authorized to receive notices and communications: Mr. Sheng Chen, Guanjie Building, Southeast 1st Fl, 10#, Jiuxianqiao East Road, Chaoyang District, Beijing, China (F4), 100016, (86) 10 8456-2121

## Reporting persons
- Sheng Chen (CIK 0001541680): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: subject company funds (SC), personal funds (PF), other (OO); sole voting power 98,440,275; shared voting power 325,212,096; sole dispositive power 98,440,275; shared dispositive power 0; aggregate amount beneficially owned 423,652,371 (24.8% of the class)
  Comment: (1) The number of shares set out in Row 7 and Row 9 represents (i) 33,628,927 Class A Ordinary Shares held by GenTao Capital Limited ("GenTao"), (ii) 19,670,117 Class B Ordinary Shares held by Fast Horse Technology Limited ("Fast Horse"), (iii) 8,087,875 Class B Ordinary Shares held by Sunrise Corporate Holding Ltd. ("Sunrise"), (iv) four Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C Ordinary Shares held by Personal Group Limited ("Personal Group"), (v) 1,479,660 Class A Ordinary Shares held by Zentribe Capital (BVI) Limited ("Zentribe"), and (vi) 34,744,206 Class A Ordinary Shares acquired by Beacon Capital Group Inc. ("Beacon") from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction). Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise, Zentribe, Personal Group and Beacon and may be deemed to have beneficial ownership of the shares held by them.
  
  (2) The number of shares set out in Row 8 represents 325,212,096 Class A Ordinary Shares (the "Subject Shares") held by certain non-controlled and non-consolidated affiliates of Contemporary Amperex Technology Co., Limited (the "Buyers"). Mr. Sheng Chen has the power to give the Buyers voting instructions on certain matters and thus enjoys shared voting power with respect to the Subject Shares. On May 13, 2026, a share purchase agreement (the "Share Purchase Agreement") was entered into by the Buyers, Success Flow International Investment Limited ("Investor A") and Choice Faith Group Holdings Limited ("Investor B" and, together with Investor A, the "Sellers"), pursuant to which the Buyers purchased from the Sellers an aggregate of 650,424,192 Class A Ordinary Shares in the Issuer (the "Transaction"). The closing of the Transaction took place on September 21, 2026. On May 13, 2026, the Buyers also entered into a voting and consortium agreement with Mr. Sheng Chen and others (the "Voting and Consortium Agreement"), which became effective immediately upon the closing of the Transaction. Pursuant to the Voting and Consortium Agreement, from and after the closing of the Transaction, Mr. Sheng Chen will have the power to give the Buyers voting instructions on certain matters and enjoys shared voting power with respect to the Subject Shares held by the Buyers.
  
  (3) The number of shares set out in Row 11 is the sum of (A) the number of shares over which Mr. Sheng Chen has sole voting or dispositive power, as set out in Rows 7 and 9, respectively, and (B) the number of shares over which Mr. Sheng Chen has joint voting power, as set out in Row 8. This number of shares represents 24.8% of the Issuer's total outstanding ordinary shares (see note (4) below) and 34.3% of the Issuer's total outstanding voting power, in each case as of June 30, 2026.
  
  (4) The percentage set out in Row 13 is calculated based on 1,708,970,760 outstanding Ordinary Shares as a single class as of June 30, 2026, being the sum of (i) 1,678,189,037 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Shares, par value of $0.00001 per share ("Class D Ordinary Shares") of the Issuer, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (5) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Share is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- GenTao Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 33,628,927; shared voting power 325,212,096; sole dispositive power 33,628,927; shared dispositive power 0; aggregate amount beneficially owned 358,841,023 (21% of the class)
  Comment: (1) The number of shares set out in Row 11 represents the sum of (A) 33,628,927 Class A Ordinary Shares held by GenTao and (B) 325,212,096 Class A Ordinary Shares, or the Subject Shares, held by the Buyers. Pursuant to the Voting and Consortium Agreement, GenTao has the power to give the Buyers voting instructions on certain matters and thus enjoys shared voting power with respect to the Subject Shares. The aggregate amount beneficially owned by GenTao represents 21.0% of the Issuer's total outstanding shares and 18.1% of the Issuer's total outstanding voting power, in each case as of June 30, 2026.
  
  (2) The percentage set out in Row 13 is calculated based on 1,708,970,760 outstanding Ordinary Shares as a single class as of June 30, 2026, being the sum of (i) 1,678,189,037 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Share is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Fast Horse Technology Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 19,670,117; shared voting power 325,212,096; sole dispositive power 19,670,117; shared dispositive power 0; aggregate amount beneficially owned 344,882,213 (20.2% of the class)
  Comment: (1) The number of shares set out in Row 11 represents the sum of (A) 19,670,117 Class B Ordinary Shares held by Fast Horse and (B) 325,212,096 Class A Ordinary Shares, or the Subject Shares, held by the Buyers. Pursuant to the Voting and Consortium Agreement, Fast Horse has the power to give the Buyers voting instructions on certain matters and thus enjoys shared voting power with respect to the Subject Shares. The aggregate amount beneficially owned by Fast Horse represents 20.2% of the Issuer's total outstanding shares and 26.3% of the Issuer's total outstanding voting power, in each case as of June 30, 2026.
  
  (2) The percentage set out in Row 13 is calculated based on 1,708,970,760 outstanding Ordinary Shares as a single class as of June 30, 2026, being the sum of (i) 1,678,189,037 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Share is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Sunrise Corporate Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 8,087,875; shared voting power 325,212,096; sole dispositive power 8,087,875; shared dispositive power 0; aggregate amount beneficially owned 333,299,971 (19.5% of the class)
  Comment: (1) The number of shares set out in Row 11 represents the sum of (A) 8,087,875 Class B Ordinary Shares held by Sunrise and (B) 325,212,096 Class A Ordinary Shares, or the Subject Shares, held by the Buyers. Pursuant to the Voting and Consortium Agreement, Sunrise has the power to give the Buyers voting instructions on certain matters and thus enjoys shared voting power with respect to the Subject Shares. This aggregate amount beneficially owned by Sunrise represents 19.5% of the Issuer's total outstanding shares and 20.5% of the Issuer's total outstanding voting power, in each case as of June 30, 2026.
  
  (2) The percentage set out in Row 13 is calculated based on 1,708,970,760 outstanding Ordinary Shares as a single class as of June 30, 2026, being the sum of (i) 1,678,189,037 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Share is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Personal Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 829,490; shared voting power 325,212,096; sole dispositive power 829,490; shared dispositive power 0; aggregate amount beneficially owned 326,041,586 (19.1% of the class)
  Comment: (1) The number of shares set out in Row 11 represents the sum of (A) four Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C Ordinary Shares held by Personal Group, and (B) 325,212,096 Class A Ordinary Shares, or the Subject Shares, held by the Buyers. Pursuant to the Voting and Consortium Agreement, Personal Group has the power to give the Buyers voting instructions on certain matters and thus enjoys shared voting power with respect to the Subject Shares. The aggregate amount beneficially owned by Personal Group represents 19.1% of the Issuer's total outstanding shares and 16.8% of the Issuer's total outstanding voting power, in each case as of June 30, 2026.
  
  (2) The percentage set out in Row 13 is calculated based on 1,708,970,760 outstanding Ordinary Shares as a single class as of June 30, 2026, being the sum of (i) 1,678,189,037 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Share is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Beacon Capital Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 34,744,206; shared voting power 325,212,096; sole dispositive power 34,744,206; shared dispositive power 0; aggregate amount beneficially owned 359,956,302 (21.1% of the class)
  Comment: (1) The number of shares set out in Row 11 represents the sum of (A) 34,744,206 Class A Ordinary Shares held by Beacon and (B) 325,212,096 Class A Ordinary Shares, or the Subject Shares, held by the Buyers. Pursuant to the Voting and Consortium Agreement, Beacon has the power to give the Buyers voting instructions on certain matters and thus enjoys shared voting power with respect to the Subject Shares. The aggregate amount beneficially owned by Beacon represents 21.1% of the Issuer's total outstanding shares and 18.1% of the Issuer's total outstanding voting power, in each case as of June 30, 2026.
  
  (2) The percentage set out in Row 13 is calculated based on 1,708,970,760 outstanding Ordinary Shares as a single class as of June 30, 2026, being the sum of (i) 1,678,189,037 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Share is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.
- Zentribe Capital (BVI) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,479,660; shared voting power 325,212,096; sole dispositive power 1,479,660; shared dispositive power 0; aggregate amount beneficially owned 326,691,756 (19.1% of the class)
  Comment: (1) The number of shares set out in Row 11 represents the sum of (A) 1,479,660 Class A Ordinary Shares held by Zentribe and (B) 325,212,096 Class A Ordinary Shares, or the Subject Shares, held by the Buyers. Pursuant to the Voting and Consortium Agreement, Zentribe has the power to give the Buyers voting instructions on certain matters and thus enjoys shared voting power with respect to the Subject Shares. The aggregate amount beneficially owned by Zentribe represents 19.1% of the Issuer's total outstanding shares and 16.5% of the Issuer's total outstanding voting power, in each case as of June 30, 2026.
  
  (2) The percentage set out in Row 13 is calculated based on 1,708,970,760 outstanding Ordinary Shares as a single class as of June 30, 2026, being the sum of (i) 1,678,189,037 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, and (iv) no outstanding Class D Ordinary Shares, par value of $0.00001 per share ("Class D Ordinary Shares") of the Issuer, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
  
  (3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Share is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes on all matters subject to shareholder vote at general meetings of the Issuer, except that the Issuer may only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value US$0.00001 Per Share
Name of issuer: VNET Group, Inc.
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, China (F4), 100016
Comment:
*This statement on Schedule 13D constitutes Amendment No. 11 to the initial Schedule 13D (the "Original Schedule 13D") filed on April 8, 2022 on behalf of each of Mr. Sheng Chen and GenTao Capital Limited, as amended by the Amendment No. 1 filed on September 14, 2022 (the "Amendment No. 1"), Amendment No. 2 filed on February 17, 2023 (the "Amendment No. 2"), Amendment No. 3 filed on July 12, 2023 (the "Amendment No. 3"), Amendment No.4 filed on August 1, 2023 (the "Amendment No. 4"), Amendment No. 5 filed on November 16, 2023 (the "Amendment No. 5"), Amendment No. 6 filed on December 28, 2023 (the "Amendment No. 6"), Amendment No. 7 filed on February 6, 2024 (the "Amendment No. 7"), Amendment No. 8 filed on July 8, 2024 (the "Amendment No. 8") and Amendment No. 9 filed on August 22, 2024 (the "Amendment No. 9"), Amendment No. 10 filed on May 15, 2026 (the "Amendment No. 10" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the "Original 13D Filings"), with respect to ordinary shares ("Ordinary Shares"), comprising Class A ordinary shares, par value of $0.00001 per share ("Class A Ordinary Shares"), Class B ordinary shares, par value of $0.00001 per share ("Class B Ordinary Shares"), and Class C ordinary shares, par value of $0.00001 per share ("Class C Ordinary Shares") of VNET Group, Inc., a Cayman Islands company ("Issuer").

**This CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"), each representing six Class A Ordinary Shares of the Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No.11") amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No.11 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not otherwise defined herein have the meanings given to such terms in the Original 13D Filings.

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

(i) Mr. Sheng Chen;
(ii) GenTao;
(iii) Fast Horse;
(iv) Sunrise;
(v) Personal Group;
(vi) Beacon; and
(vii) Zentribe.

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.35. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is further supplemented by the following.

On May 13, 2026, the Share Purchase Agreement was entered into by the Buyers and the Sellers, pursuant to which the Buyers purchased from the Sellers an aggregate of 650,424,192 Class A Ordinary Shares in the Issuer. The closing of the Transaction took place on September 21, 2026. On May 13, 2026, the Buyers also entered into the Voting and Consortium Agreement with Mr. Sheng Chen and others, a copy of which was attached to Amendment No. 10 as Exhibit 99.34 thereto, and which became effective immediately upon the closing of the Transaction. Pursuant to these agreements, from and after the closing of the Transaction, the Reporting Persons will have the power to give the Buyers voting instructions on certain matters and thus enjoy shared voting power with respect to 325,212,096 Class A Ordinary Shares, or the Subject Shares, held by the Buyers.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: None of the Reporting Persons affirms the existence of a group, either individually or collectively with the Investor Filers (as defined in Amendment No. 9).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is further supplemented by the following.

Arrangement with the Buyers in the Ordinary Shares held in the Issuer

On May 13, 2026, the Share Purchase Agreement was entered into among the Buyers and the Sellers, pursuant to which the Buyers purchased from the Sellers an aggregate of 650,424,192 Class A Ordinary Shares in the Issuer. The closing of the Transaction took place on September 21, 2026. On May 13, 2026, the Buyers also entered into the Voting and Consortium Agreement with Mr. Sheng Chen and others, which became effective immediately upon the closing of the Transaction.

Pursuant to the Voting and Consortium Agreement, during the period commencing at the closing and ending on the second anniversary of the closing (subject to extension by mutual agreement for an additional 24 months), each Buyer agrees to vote a number of shares equal to 50% of the Class A Ordinary Shares held by it as of the closing, in accordance with written voting instructions provided by the Founder Parties (as defined therein). Upon receipt of such instructions, each Buyer shall appoint Mr. Sheng Chen (or his designee) as proxy with respect to the above shares. Notwithstanding the foregoing, each Buyer retains the right to vote independently on certain protective matters, including amendments to the Issuer's constitutional documents, mergers or restructuring, bankruptcy or dissolution proceedings, and any repurchase, redemption, or cancellation of the Issuer's securities.

The information set forth in Item 4 is hereby incorporated by reference in its entirety in this Item 6.

## Signatures
- Sheng Chen: /s/ Sheng Chen, Sheng Chen (09/23/2026)
- GenTao Capital Limited: /s/ Sheng Chen, Sheng Chen/Director (09/23/2026)
- Fast Horse Technology Limited: /s/ Sheng Chen, Sheng Chen/Director (09/23/2026)
- Sunrise Corporate Holding Ltd.: /s/ Sheng Chen, Sheng Chen/Director (09/23/2026)
- Personal Group Limited: /s/ Sheng Chen, Sheng Chen/Director (09/23/2026)
- Beacon Capital Group Inc.: /s/ Sheng Chen, Sheng Chen/Director (09/23/2026)
- Zentribe Capital (BVI) Limited: /s/ Sheng Chen, Sheng Chen/Director (09/23/2026)